UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123997
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Robert L. Brooks
                        Vice-Chairman and Group Treasurer
                             The Bank of Nova Scotia
                               44 King Street West
                             Scotia Plaza, 7th floor
                            Toronto, Ontario, Canada
                                     M5H 1H1
                                 (416) 866-6163

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 20, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

                                  SCHEDULE 13D

---------------------------------------
CUSIP No.  344123997
---------------------------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        The Bank of Nova Scotia

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  [ ]
        (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
  4
        Not Applicable
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
---------------- -------- ------------------------------------------------------
                    7     SOLE VOTING POWER

    NUMBER                350,000
      OF         -------- ------------------------------------------------------
    SHARES          8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              0
     EACH        -------- ------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                 350,000
                 -------- ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        350,000
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                          [ ]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.4% (calculated on the basis of 24,509,728 shares of voting common stock outstanding, as reported on the Issuer's
        Form 10-K for the fiscal year ended January 1, 2006).
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        BK
------- ------------------------------------------------------------------------

                         (Continued on following pages)
                               Page 2 of 7 Pages

                                  SCHEDULE 13D

--------------------------------
CUSIP No.  344123997
--------------------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        Calder & Co.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
  4
        Not Applicable
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York, United States
---------------- -------- ------------------------------------------------------
                    7     SOLE VOTING POWER

    NUMBER                0
      OF         -------- ------------------------------------------------------
    SHARES          8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              297,000
     EACH        -------- ------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0
                 -------- ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          297,000
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        297,000
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                          [ ]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.2% (calculated on the basis of 24,509,728 shares of voting common stock outstanding, as reported on the Issuer's
        Form 10-K for the fiscal year ended January 1, 2006).
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
------- ------------------------------------------------------------------------

                         (Continued on following pages)
                               Page 3 of 7 Pages

                                Explanatory Note

      This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 8, 2000 (the "Initial Schedule 13D") by The Bank of Nova Scotia (the "Bank"), as subsequently amended by Amendment No. 1 thereto, filed by the Bank on February 8, 2005, and Amendment No. 2 thereto, filed by the Bank on February 14, 2005 (together with the Initial Schedule 13D and Amendment No. 1, the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

      Item 4 is hereby amended by inserting the following after the last paragraph thereof:

      Effective April 17, 2006, the Bank terminated its written sales plan with Morgan Stanley & Co. Incorporated.

      On April 20, 2006, the Bank entered into a Securities Purchase Agreement with D.E. Shaw Laminar Portfolios, L.L.C. ("D.E. Shaw"), pursuant to which the Bank sold to D.E. Shaw 2,494,526 shares of Company Common Stock at a price of $0.30 per share, and 15,000 shares of Company Preferred Stock at a price of $30.00 per share, for an aggregate cash purchase price of $1,198,357.80.

      On April 20, 2006, the Bank entered into a Securities Purchase Agreement with Goldman, Sachs & Co. ("Goldman Sachs"), pursuant to which the Bank sold to Goldman Sachs 2,631,000 shares of Company Common Stock at a price of $0.30 per share, for an aggregate cash purchase price of $789,300.00.

Item 5.  Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated as follows:

      (a) As of April 20, 2006, the Bank beneficially owned 350,000 shares of Company Common Stock, 297,000 of which are held in the name of its Nominee. The total number of shares beneficially owned by the Bank represents in the aggregate approximately 1.4% of the outstanding shares of Company Common Stock. The calculation of the foregoing percentage is based on 24,509,728 shares of Company Common Stock disclosed as outstanding as of March 17, 2006 by the Company in its annual report on Form 10-K for the fiscal year ended January 1, 2006.

      (b) The Bank holds sole power to vote and to dispose of the 350,000 shares of Company Common Stock described in (a) above.

      (c) Except as described in Item 4 above, the Bank has not effected any transaction in the Company Common Stock during the past 60 days.

                               Page 4 of 7 Pages

      (d) No other person is known to the Bank to have the right to receive or power to direct dividends from, or proceeds from the sale of, the shares of Company Common Stock held by the Bank.

      (e) The Bank ceased to be a beneficial owner of more than five percent of the Company Common Stock on April 20, 2006.

      As of the date hereof, the Bank beneficially owns no shares of Company Preferred Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See the information set forth under "Item 4. Purpose of Transaction" which is incorporated by reference in response to this Item 6.

Item 7.  Material to Be Filed as Exhibits.

      The following documents are attached as exhibits hereto:

Exhibit 99.8 - Securities Purchase Agreement between The Bank of Nova Scotia and D.E. Shaw Laminar Portfolios, L.L.C., dated April 20, 2006.

Exhibit 99.9 - Securities Purchase Agreement between The Bank of Nova Scotia and Goldman, Sachs & Co., dated April 20, 2006.

                                Page 5 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

April 20, 2006                                 THE BANK OF NOVA SCOTIA


                                               By: /s/ Russell Morgan
                                                  ------------------------------
                                                   Name:  Russell Morgan
                                                   Title: Managing Director and
                                                          Head of Investments,
                                                          Group Treasury

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

April 20, 2006                                 CALDER & CO.


                                               By:  /s/ Yasmin Prendergast
                                                   -----------------------------
                                                   Name:  Yasmin Prendergast
                                                   Title: Partner